Exhibit 99.1

Docebo Announces the Addition of Trisha Price to its Board of Directors

TORONTO, ONTARIO – February 22, 2021: Docebo Inc. (“Docebo”) (Nasdaq:DCBO; TSX: DCBO) today announced the appointment of Trisha Price to its board of directors (the “Board”). Ms. Price will also serve on the Board’s Audit Committee, replacing James Merkur. Following the appointment of Ms. Price, the Board will comprise seven directors, five of whom are independent. Ms. Price brings over 20 years of financial services and technology experience in executive and product leadership roles at nCino, Inc., Primatics Financial and Fannie Mae.

“We are delighted to welcome Trisha to the Board,” said Claudio Erba, CEO and Founder of Docebo. “As a visionary product leader with deep expertise in the SaaS and fintech industries, Trisha will complement and add to the wealth of experiences we have to draw on from our Board of Directors.” Ms. Price currently serves as the Chief Product Officer at nCino, a Nasdaq listed global leader in cloud banking software, and leads the nCino team responsible for the design, development and roadmap of the nCino Bank Operating System®. Prior to joining nCino in 2016, she held various positions at Primatics Financial, including Head of Global Sales, and at Fannie Mae. She holds a Bachelor of Science in Mathematics and Mathematics Education from North Carolina State University and a Master of Liberal Arts in Extension Studies, Software Engineering from Harvard University.

Added Ms. Price, “With a strong engineering foundation and great track record for high growth and execution, I am honoured to be joining Docebo’s Board at this exciting chapter in their journey as they scale to become a global force in the enterprise learning industry.”

About Docebo

Docebo is redefining the way enterprises learn by applying new technologies to the traditional corporate learning management system market. Docebo provides an easy-to-use, highly configurable learning platform with the end-to-end capabilities designed to make customers, partners, and employees love their learning experience.

Forward-Looking Statements

This news release may contain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws, including the U.S. Private Securities Litigation Reform Act of 1995. This forward-looking information is based on our opinions, estimates and assumptions that, while considered by Docebo to be appropriate and reasonable as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, without limitation: risks related to the COVID-19 pandemic and its impact on Docebo, economic conditions, global markets and other unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately being inaccurate or irrelevant and those factors discussed in greater detail in our most recent Annual Information Form and other filings available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and should be considered carefully.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein, and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

For further information:

Dennis Fong, Investor Relations

(416) 283-9930, investors@docebo.com